 As filed with the Securities and Exchange Commission on July 17, 2000. Registration No. 333-__________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

VESTA INSURANCE GROUP, INC.

(Exact name of registrant as specified in its charter) #440637 v2 - Vesta Form S-3 Delaware 6711 63-1097283 (State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)

3760 River Run Drive

Birmingham, Alabama 35243

(205) 970-7000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices) ------------------------------------------------------------- Donald W. Thornton, Senior Vice President, General Counsel and Secretary Vesta Insurance Group, Inc.

3760 River Run Drive

Birmingham, Alabama 35243

(205) 970-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

John W. McCullough F. Hampton McFadden, Jr. Balch and Bingham LLP Haskell Slaughter and Young L.L.C. 1901 Sixth Avenue North, Suite 2600 1200 AmSouth/Harbert Plaza Birmingham, Alabama 35203 1901 Sixth Avenue North (205)251-8100 Birmingham, Al 35203 (205)251-1000 Approximate date of commencement As soon as practicable following the effective of proposed sale to the public: date of this Registration Statement. If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. |_| If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X| If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|
                                                    CALCULATION OF REGISTRATION FEE

                                                              Proposed          Proposed
        Title of each class of            Amount to be    maximum offering      maximum          Amount of
      securities to be registered          Registered        price per         aggregate        Registration

                                                              unit(2)        offering price        Fee(2)

            Preferred Stock                2,950,000(1)        $6.4375        $37,981,250        $10,027

             Common Stock                   5,900,000              $6.4375    $37,981,250        $10,027
(1) 5,900,000 shares of common stock are issuable upon the conversion of the 2,950,000 shares of preferred stock subject to this registration statement, plus a presently indeterminable number of shares of common stock, if any, which may be issuable upon adjustment to the conversion ratio. (2) The registrant is hereby registering a class of convertible preferred securities and the publicly traded common securities which may be issued upon conversion thereof at the same time. The proposed offering price for the convertible preferred security offered hereby will fluctuate based on the established market value of the common stock into which it may be converted. Accordingly, pursuant to Rule 457(i) and 457(c), the registration fee is based upon the average of the high and low sales prices for the registrant's common stock, as reported on the New York Stock Exchange for July 12, 2000. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine. THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
                                                 SUBJECT TO COMPLETION, DATED

PROSPECTUS

                                       2,950,000 SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK

                                                   5,900,000 SHARES OF COMMON STOCK

                                                      VESTA INSURANCE GROUP, INC.
This prospectus relates to shares of Vesta Insurance Group, Inc. ("Vesta" or "the Company")being offered by Birmingham Investment Group, LLC. The shares covered by this prospectus include 2,950,000 shares of our Series A Convertible Preferred Stock and 5,900,000 shares of our common stock which may be issued upon conversion of such Preferred Stock. Birmingham Investment Group is offering all of these shares and will receive all of the proceeds of this offering. Vesta will not receive any proceeds from the sale of the shares, but will bear the costs relating to the registration of the shares. Birmingham Investment Group may sell the shares from time to time at fixed prices, market prices or at negotiated prices, and may engage a broker or dealer to sell the shares. For additional information on the Birmingham Investment Group's possible methods of sales, you should refer to the section of this prospectus entitled "Plan of Distribution" on page 13. The shares of preferred stock offered hereby are not and will not be listed for trading on any established trading market. The shares of common stock offered hereby will be listed for trading on the New York Stock Exchange and will be traded with our other outstanding shares under the symbol "VTA." On July 12, 2000, the closing price of the common stock on the New York Stock Exchange was $6.31 per share.

The shares offered in this prospectus involve a high degree of risk. You should carefully consider the "risk factors" described beginning on page 3 in determining whether to purchase the shares being offered hereby.

Neither the U.S. Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. The Birmingham Investment Group is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

The date of this Prospectus is , 2000

                                                           TABLE OF CONTENTS

SUMMARY                                                                                 1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                                         1

RECENT DEVELOPMENTS                                                                     2

RISK FACTORS                                                                            3

USE OF PROCEEDS                                                                         5

DESCRIPTION OF CAPITAL STOCK                                                            5

RATIO OF EARNINGS TO FIXED CHARGES                                                      11

SELLING STOCKHOLDER                                                                     11

PLAN OF DISTRIBUTION                                                                    12

VALIDITY OF SECURITIES                                                                  13

EXPERTS                                                                                 13

WHERE YOU CAN FIND MORE INFORMATION                                                     13

1

Preferred Stock offered by Birmingham Investment Group (1)           2,950,000

Common stock offered by Birmingham Investment Group (1)              5,900,000

Common stock to be outstanding after the offering(2)(3)             24,725,832

         Use of proceeds ................................    We will not receive
                                                          any proceeds from the
                                                          sale of the shares offered.
                                                          See "Use of Proceeds."

NYSE Symbol                                                          VTA

(1)       Birmingham Investment Group is registering for resale its convertible preferred securities and the publicly traded common securities which may be issued upon conversion thereof at the same time.  (2)  Based on the number of shares actually outstanding on June 30, 2000.

(3)      Assumes all shares of preferred stock being offered pursuant to this prospectus are converted into common stock, in which event no shares of preferred stock will be offered hereby.  See, "Description of Preferred Stock."

VESTA

Who We Are. Vesta Insurance Group, Inc.(the Company or Vesta) is a holding company for a group of property/casualty insurance companies ("Vesta Group"). Vesta was incorporated in Delaware on July 9, 1993, to be the holding company for the property and casualty insurance subsidiaries of Torchmark Corporation ("Torchmark"). Prior to our initial public offering of common stock in November 1993, the Company was a wholly owned subsidiary of Torchmark. The Company's principal property and casualty subsidiary is Vesta Fire Insurance Corporation. Vesta's principal executive offices are at 3760 River Run Drive, Birmingham, Alabama 35243, and our telephone number is (205) 970-7000. What We Do. We sell primarily personal lines insurance, which means we sell insurance products primarily to individuals covering their homes (including their contents), their private passenger automobiles and certain potential liabilities attendant to their ownership of such property. We are licensed to sell these insurance products in 49 states, and we distribute these products primarily through independent agencies. Recent Decision to Focus on Personal Lines. During 1999, we decided to discontinue two business segments-reinsurance assumed and commercial lines insurance-which historically generated the majority of our premium volume. Reinsurance is essentially an agreement by one insurance company (which we refer to as the reinsurer) to assume specified risks of loss on insurance policies issued by another insurance company. Our commercial lines insurance products covered a variety of commercial assets and risks. During 1999, adjustments to our statutory capital and surplus and related downgrades in our ratings by A.M. Best Company dramatically impacted our ability to compete in the commercial insurance and reinsurance markets. Accordingly, we decided to discontinue our reinsurance and commercial lines business segments. For fiscal year 1999, our principal business segment was personal lines. Although our historical results of operations (including the audited and unaudited consolidated financial statements contained in our most recent annual report on Form 10-K, which is incorporated herein by reference) reflect significant premium volume in our reinsurance and commercial lines segments, we lost substantially all of this premium volume on a written basis during 1999.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 (the "Exchange Act"):
         (a)      our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

         (b)      our definitive proxy materials dated April 11, 2000 for the annual meeting of stockholders held May 18, 2000;

         (c)      our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

         (d)      our Current Reports on Form 8-K, dated July 14, 2000, June 21, 2000 and January 13, 2000;
We will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all documents incorporated herein by reference (other than the exhibits to such documents unless such exhibits are specifically incorporated by reference). Such requests should be directed to Donald W. Thornton, Senior Vice President, General Counsel and Secretary, Vesta Insurance Group, Inc., 3760 River Run Drive, Birmingham, Alabama 35243. RECENT DEVELOPMENTS On June 30, 2000, Vesta's lead insurance subsidiary, Vesta Fire, acquired securities representing approximately 71% of the voting power of American Founders Financial Corp.("American Founders") for approximately $25.0 million in cash. Pursuant to an Investor Rights Agreement, Vesta Fire is entitled to appoint four (4) of the seven (7) directors of American Founders. The acquisition will be accounted for as a purchase, and American Founders' results of operations will be consolidated in Vesta's consolidated financial statements. American Founders owns directly all of the capital stock of Laurel Life Insurance Company, a Texas life insurance company, and indirectly through Laurel Life all of the capital stock of American Founders Life Insurance Company, a Texas life insurance company. The Acquisition of American Founders, which writes primarily life and annuity products, will diversify Vesta's Insurance lines. RISK FACTORS You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones we may face. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. BUSINESS RISKS The Personal Lines Insurance Business is Highly Competitive, and We May Not be Able to Compete Effectively Against Larger, Better Capitalized Companies We compete with dozens of property and casualty insurance companies, many of which are better capitalized than us and have higher A.M. Best ratings than us. We believe that the superior capitalization of many of our competitors enables them to withstand lower profit margins and, therefore, to offer lower rates. We believe that the superior capitalization of many of our competitors enables them to market their products more aggressively and to take advantage more quickly of new marketing opportunities, such as the internet. We also believe that our competition may become increasingly better capitalized in the future as the traditional barriers between insurance companies and banks and other financial institutions erode and as the property and casualty industry continues to consolidate. We believe that our ability to compete against our larger, better capitalized competitors depends on our ability to deliver superior service and our strong relationships with our independent agency force. If Our Competitors Decided to Target Our Customer Base by Offering Lower Priced Insurance, We May Not Be Able to Respond Competitively We price our insurance based on estimated profit margins, and we do not expect to be able to significantly reduce our current estimated profit margins in the near future. Many of our competitors, however, are better capitalized than we are and may be able to withstand significant reductions in their estimated profit margins. If our competitors decided to target our customer base by offering lower priced insurance, we may not be able to respond competitively. We Depend On Agents Who May Discontinue Sales of Our Policies at Any Time Our relationship with our independent agents is perhaps the most important component of our current competitive profile. If these independent agents find it easier to do business with our competitors, it would be difficult to renew our existing business or attract new business in our Personal Lines segment. Because we do business with approximately 3800 agencies in 49 states, we can not rely on their loyalty to our company. Although we believe we enjoy good relationships with our independent agents and are striving to make doing business with us as easy as possible, we cannot be sure that these agents will continue to sell our insurance to the individuals they represent. If We Can Not Adequately Meet Our Independent Agents' Needs or Keep Pace with Our Competitors' Technological Advances, We May Lose Significant Business Because we do business with so many agents (approximately 3800 agencies in 49 states), we must be able to offer these agents innovative solutions to their daily problems and be able to respond to their needs as quickly as possible in order to develop their loyalty. Although we are currently pursuing important technological projects in our Personal Lines segment to accomplish this goal, we cannot be sure that these projects will adequately meet these agents' needs or keep pace with our competitors' technological advances. If our agency force finds it easier to do business with our competitors, we may not be able to retain their business. We Experienced a Decrease in New Policy Applications in 1999, and We May Not Be Able to Achieve Our Financial Performance Goals if We Cannot Restore Our New Policy Applications to Prior Levels The growth of our Personal Lines segment depends upon increasing new policy applications. During 1999, we experienced a significant decline in new policy applications as compared to 1998. Although we believe that this reflects a temporary uncertainty about our financial condition and results of operations that may dissipate as we move forward, we cannot predict whether new policy applications will return to past levels. If new policy application levels do not rise in the near future, we may not be able to generate sufficient premium volume to achieve our financial performance goals. If We Cannot Maintain and Improve Our A.M. Best Ratings, We May Not Be Able to Maintain Premium Volume in Our Insurance Operations Sufficient to Attain Our Financial Performance Goals Our ability to retain our existing business or to attract new business in our insurance operations depends largely on our rating by A.M. Best Company. During 1999, downgrades in our A.M. Best ratings to "B" (in the vulnerable category) necessitated the discontinuation of our Reinsurance and Commercial Lines segments. Such downgrades also impacted our Personal Lines segment, although we can not quantify such impact. Although A.M. Best Company recently upgraded our rating to "B+" (in the secure category), we believe we must further improve our rating in order to more effectively compete in the highly competitive property and casualty insurance market. Although we intend to work towards a higher rating, A.M. Best Company has ultimate discretion over its rating assignments. If we are unable to achieve a higher A.M. Best rating, we may not be able to grow our premium volume sufficient to attain our financial performance goals. If A.M. Best were to downgrade our rating, we could lose significant premium volume. FINANCIAL RISKS We Are Currently Defending Class Action Litigation Seeking Unspecified but Potentially Significant Damages As discussed in our public filings (including our 1999 Form 10-K), we are currently defending a class action lawsuit alleging, among other things, violations of the federal securities laws. As of December 31, 1999, this class action was still in its preliminary stages and there had been no discovery conducted. However, the damages or settlement costs incurred by the Company in disposition of this proceeding could be substantial. Although the Company has procured a multi-tiered package of directors and officers liability insurance to cover such damages or settlement costs, the issuer of the primary $25 million policy, the Cincinnati Insurance Company, has attempted to rescind its policy, and we cannot guarantee that insurance coverage will ultimately be available for all damages or settlements costs incurred (if any). If the damages or settlement costs incurred in connection with this class action (if any) are ultimately determined to be not covered by our directors' and officers' insurance policies for any reason, we may incur a significant loss during the period in which such determination is made. We Face a Risk of Non-Collection of Reinsurance Recoverables Involving Substantial Amounts Although we reinsure a significant portion of potential losses on the policies which we issue, we initially pay all claims (as adjusted) and seek to recover the reinsured losses from our reinsurers. Although we report as assets the amount of claims paid which we expect to recover from reinsurers (in accordance with generally accepted accounting principles), we can never be certain that we will be able to collect those amounts. Sometimes the reinsurer is unable to pay, and other times the reinsurer may dispute our calculation of the amounts recoverable. Approximately $54.4 million of our reinsurance recoverables as of March 31, 2000 was attributable to one reinsurance treaty. Although we believe this amount is properly recoverable under the terms of such treaty, the various treaty participants have disputed our calculation. If the amount recoverable under such treaty is ultimately determined to be materially less than $54.4 million as of March 31, 2000, we may incur a significant loss during the period in which such determination is made. If Loss Reserves Prove to be Inadequate, Then We Would Incur a Charge to Earnings The Company maintains reserves to cover our estimated ultimate liability for losses and loss adjustment expenses ("LAE") with respect to reported and unreported claims incurred. To the extent that reserves prove to be inadequate in the future, we would have to increase our reserves and incur a charge to earnings in the period such reserves are increased, which could have a material adverse effect on our financial condition and results of operations. The establishment of appropriate reserves is an inherently uncertain process, and we can not be sure that ultimate losses will not materially exceed our loss and LAE reserves. Reserves are estimates involving actuarial and statistical projections at a given time of what we expect to be the cost of the ultimate settlement and administration of claims based on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation. USE OF PROCEEDS These shares being offered pursuant to this prospectus are being offered for sale by The Birmingham Investment Group, LLC. We will not receive any proceeds from the sale of these shares. DESCRIPTION OF CAPITAL STOCK Authorized Capital Stock Vesta's authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share (the "Common Stock") and 5,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). At the close of business on June 30, 2000, there were 18,825,832 shares of Common Stock outstanding. Common Stock The holders of Common Stock will be entitled to one vote for each share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the board of directors of Vesta (the "Vesta Board") with respect to any series of Preferred Stock, the holders of such shares will possess exclusive voting power. The Certificate of Incorporation of Vesta (the "Vesta Certificate") does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock created by the Vesta Board from time to time, the holders of Common Stock will be entitled to such dividends as may be declared from time to time by the Vesta Board from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of Vesta available for distribution to such holders. Shareholder Rights Plan On June 15, 2000, our Board of Directors adopted a stockholder rights plan which provides for the payment of a dividend of one preferred stock purchase right to be attached to each outstanding share of our common stock. Generally, each Right, if and when it becomes exercisable, will entitle the registered holder to purchase from the Company one one-hundredth (1/100) of a share of Vesta's Series B Junior Participating Preferred Stock at a price of $30.00 per one one-hundredth of a share. The value of the one one-hundredth interest in a share of Series B Preferred Stock purchasable upon exercise of each Right should, because of the nature of the Series B Preferred Stock's dividend, liquidation and voting rights, approximate the value of one share of our common stock. In addition, upon the occurrence of certain events, the holder of a Right may elect to receive, upon payment of the exercise price, securities in lieu of one one-hundredth (1/100) of a share of the Series B Preferred Stock which would have a then current market value of two times the amount of the exercise price. In the event any person acquires in excess of 10% of Vesta's outstanding common stock, each holder of a Right would be able to elect to receive, upon payment of the exercise price of the Right, a number of shares of our common stock having a then current market value of two times that exercise price. In the event Vesta did not have a sufficient number of shares of common stock available for issuance at that time, it could issue an economically equivalent security, such as the Series B Preferred Stock, in satisfaction of the exercise of the Right. Importantly, the person who acquired in excess of 10% of Vesta's common stock would not be entitled to exercise its Rights, and its interest in Vesta would be substantially diluted after giving effect to the exercise of all other Rights. For purposes of determining whether any person has acquired in excess of 10% of Vesta's outstanding common stock (an "Acquiring Person"), the common stock issuable upon conversion of Vesta's Series A Convertible Preferred Stock originally issued to the Birmingham Investment Group (described below) is deemed to be outstanding. Vesta has also agreed that, once a person has become an "Acquiring Person," it will not merge or otherwise combine with another entity, or sell 50% or more of its consolidated assets or earning power to another entity, unless adequate provision is made to ensure that each holder of a Right (other than the Acquiring Person, whose Rights will be void) will thereafter have the right to receive that number of shares of common stock of the acquiring company which, at the time of such transaction, will have a market value of two times the exercise price of the Right. The Rights have an anti-takeover effect. The Rights will cause substantial dilution to a person or group that attempts to acquire Vesta on terms not approved by a majority of its board of directors. However, the Rights should not interfere with any merger or other business combination approved by the board of directors since the Rights may be redeemed by Vesta at $0.01 per Right at any time on or prior to the tenth day following the Distribution Date. Thus, the Rights are intended to encourage persons who may seek to acquire control of Vesta to initiate such an acquisition through negotiations with our board of directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, Vesta. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office. Preferred Stock-General The Vesta Certificate authorizes the Vesta Board to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms and rights of such series, including (i) the designation of the series, (ii) the number of shares of the series, which number the Vesta Board may thereafter (except where otherwise provided in the applicable certificate of designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or noncumulative, the preference or relation which such dividend, if any, will bear to the dividends payable on any other class or classes of any other series of capital stock, and the dividend rate of the series, (iv) the conditions and dates upon which dividends, if any, will be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series, (vii) the amounts payable on and the preference, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Vesta, (viii) whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of Vesta or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made, (ix) restrictions on the issuance of shares of the same series or of any other class or series, (x) the voting rights, if any, of the holders of the shares of the series, and (xi) any other relative rights, preferences and limitations of such series. Vesta believes that the ability of Vesta's Board to issue one or more series of Preferred Stock will provide Vesta with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by Vesta's shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which Vesta's securities may be listed or traded. The NYSE currently requires shareholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of Common Stock, or in the amount of voting securities, outstanding of at least 20%. If the approval of Vesta's stockholders is not required for the issuance of shares of Preferred Stock or Common Stock, the Board may determine not to seek stockholder approval. Series A Convertible Preferred Stock On September 30, 1999, the Company issued 2,950,000 shares of its Series A Convertible Preferred Stock (the "Class A Preferred Stock") to Birmingham Investment Group, LLC. The following summarizes certain terms of the Class A Preferred Stock. Dividends. Dividends shall accrue on the Class A Preferred Stock at the rate of 9% per annum and will be payable semi-annually in arrears on each January 1 and July 1, beginning January 1, 2000. If any dividend on the Class A Preferred Stock shall for any reason not be paid at the time such dividend becomes due, then dividends shall continue to accrue on the Class A Preferred Stock on a cumulative basis. In the event that any dividends remain accrued but unpaid at the time of any conversion of any of the Class A Preferred Stock (as described herein and set forth in the Certificate of Designation of Preferences and Rights of the Series A Convertible Preferred Stock of Vesta Insurance Group, Inc. (the "Certificate of Designation"), such accrued but unpaid dividends shall remain payable, notwithstanding such conversion. General Voting Rights. The holder of each share of Class A Preferred Stock shall have the right to cast one vote for each share of common stock issuable on conversion, or two votes per share of Class A Preferred Stock (subject to adjustment as described herein). As of June 30, 2000, there were 18,825,832 shares of common stock outstanding, each entitled to one vote. The Class A Preferred Stock is entitled 5,900,000 votes. Assuming the number of shares of common stock outstanding stays constant, the total number of votes which could be cast generally would be 24,725,832, of which 5,900,000, or approximately 24%, could be cast by the holders of the Class A Preferred Stock. In connection with these general voting rights, the Class A Preferred Stock will vote with the common stock as a single class, and the holders of the Class A Preferred Stock shall have voting rights and powers equal to the voting rights and powers of the holders of common stock. Special Voting Rights -- Class A Directors. The Class A Preferred Stock, voting as a separate class, has the right to elect a certain number of directors of the Company (the "Class A Directors"), depending upon the size of the full board of directors and the number of shares of Class A Preferred Stock outstanding. The following table indicates the number of Class A Directors which the holders of the Class A Preferred Stock are entitled to elect:

(1)
    # of Shares of                                     Size of Full Board                   Number of
  Preferred Outstanding                                                                  Class A Directors

  More than 1,976,500                                       7 or less                           2
                                                              8-10                              3
                                                             11-12                              4

  Between 973,000 and 1,976,500                             7 or less                           1
                                                              8-10                              2
                                                             11-12                              3

  Less than 973,000                                      No Class A Directors            No Class A Directors

14

The holders of such Class A Preferred Stock have elected Class A Directors to serve for an initial term expiring at the annual meeting of the Company's stockholders to be held in 2002. After the 2002 annual meeting, the Class A Directors shall be divided into three classes and shall be elected to serve staggered terms of three years, with each class term expiring every three years. The holders of the common stock will not have the right to vote for or to remove the Class A Directors. The Class A Directors elected by the holders of the Class A Preferred Stock shall be represented proportionately (but shall not be less than one) on all committees of the Vesta Board, other than any committee created for the special purpose of negotiating with the holders of the Class A Preferred Stock or affiliates thereof. Redemption. On or after July 1, 2009, the Company shall have the right, at its option and by resolution of its Board of Directors, at any time it may lawfully do so, to redeem all or any portion of the outstanding shares of the Class A Preferred Stock. Each share of Class A Preferred Stock to be so redeemed shall be redeemed against payment of an amount in cash equal to the following redemption prices per share (expressed as a percentage of the initial purchase price of $8.50 per share), plus, in each case, all declared and unpaid dividends thereon to the date fixed for redemption (the "Redemption Price"):
         If redeemed during the twelve-month period beginning July 1:

                  2009              110%
                  2010              108%
                  2011              106%
                  2012              104%
                  2013              102%
In the event the Company elects to redeem all or any portion of the Class A Preferred Stock for cash, the holders of the Class A Preferred Stock may, at their option, convert each share of their Class A Preferred Stock into two shares of the Company's common stock (subject to adjustment as described herein and as set forth in the Certificate of Designation) in lieu of such redemption. Optional Conversion. The holders of the Class A Preferred Stock will have the right, at any time, to convert each share of Class A Preferred Stock held into two shares of the Company's common stock, subject to adjustment as described below under the heading "Conversion Price" and as more fully set forth in the Certificate of Designation. Mandatory Conversion. Each share of the Class A Preferred Stock shall automatically be converted into two shares of the Company's common stock, subject to adjustment as described below under the heading "Conversion Price" and as more fully set forth in the Certificate of Designation, on the earlier of (a) the date on which the average closing price of Company's common stock for twenty consecutive trading days is $8.00 or greater or (b) fifteen years from the date of issuance of the Class A Preferred Stock. If, in the future, the Company declares a stock split (including a reverse split), a dividend payable in common stock or any other distribution of securities to the holders of the Company's common stock with respect to their common stock, then the closing price of $8.00 per share referred to in clause (a) of the preceding sentence shall be appropriately adjusted to reflect such stock split, dividend or other distribution of securities. Conversion Price. Each share of the Class A Preferred Stock will be convertible into the number of shares of the Company's common stock which results from dividing the "Conversion Price" in effect at the time of conversion into $8.50. The initial "Conversion Price" is $4.25, which divided into $8.50 results in 2 shares of common stock. However, this Conversion Price will be adjusted automatically in any of the following events:
the Company issues any common stock (or options, rights, warrants or other securities convertible into or exchangeable for shares of common stock) at a price per share less than the Conversion Price in effect on the date of issuance;

the Company (i) declares a stock dividend or other distribution on its common stock in shares of its common stock, (ii) subdivides or reclassifies the outstanding shares of its common stock into a greater number of shares, or (iii) combines or reclassifies the outstanding shares of its common stock into a smaller number of shares; or

the Company distributes to all holders of shares of its common stock (i) any equity security other than common stock, (ii) any debt instruments (including debt of its subsidiaries), (iii) any other assets (excluding cash dividends or distributions in shares of its common stock) or (iv) other rights or warrants (excluding options, rights, warrants or other securities convertible into or exchangeable for shares of common stock).

Consolidation, Merger, Sale, Lease or Conveyance. If the Company consolidates with or merges with or into another corporation, or sells, leases or conveys its assets or property as an entirety or substantially as an entirety to another corporation, then each share of Class A Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property (including cash) which the common stock issuable (at the time of such consolidation, merger, sale, lease or conveyance) upon conversion of such Class A Preferred Stock would have been entitled upon such consolidation, merger, sale, lease or conveyance. If necessary, the provisions set forth in the Certificate of Designation shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of stock or other securities or property thereafter deliverable on the conversion of the shares of Class A Preferred Stock. Preference on Liquidation. In the event of any liquidation, dissolution, involuntary or voluntary corporate reorganization under the federal bankruptcy laws or similar state laws, or winding up of the Company, the holders of the Class A Preferred Stock then outstanding shall be senior to any other class or series of capital stock of the Company. Accordingly, the holders of the Class A Preferred Stock shall be entitled to be paid out of the assets and surplus funds of the Company available for distribution to its shareholders, and before any payment shall be made to the holders of any shares of the Company's common stock, an amount equal to $8.50 per share plus declared and unpaid dividends thereon to the date fixed for distribution. Call For Special Meeting. As long as more than 973,500 shares of Class A Preferred Stock remain outstanding, the Class A Preferred Stock, voting as a separate class, shall have the right to call special stockholders' meetings upon the minimum notice required by applicable law or regulation. Right To Approve Certain Transactions. Without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of the Class A Preferred Stock, voting together as a separate class, the Company may not: sell, convey or otherwise dispose of all or substantially all of its property or business;
merge into or consolidate with any other corporation (other than a wholly-owned subsidiary of the Company) or effect any transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is disposed of;

alter or change the rights, preferences or privileges of the Class A Preferred Stock as to adversely affect such series; increase the authorized number of shares of Class A Preferred Stock; or
create any new class or series of stock having rights, preferences or privileges superior to the Class A Preferred Stock.

Right To Nominate Directors, Generally. In addition to the right to elect Class A Directors, the holders of the Class A Preferred Stock, acting through the Class A Directors, will have the right to nominate additional directors for general election, if the Class A Directors' proportionate representation on the full board of directors is less than the proportionate number of votes which the holders of the Class A Preferred Stock may cast in a general election of directors (including the votes which may be cast by holders of the Class A Preferred Stock, the Company's common stock and any other voting securities of the Company). In such a circumstance, the holders of the Class A Preferred Stock will be entitled to nominate a number of nominees which, when added to the number of Class A Directors and assuming their election, would make their proportionate representation on the full board of directors equal to or greater than the proportionate number of votes which the holders of the Class A Preferred Stock may cast in a general election of directors. The number of nominees which the holders of the Class A Preferred Stock are entitled to nominate under this clause shall increase proportionately upon any increase in the percentage of the total number of votes which the holders of the Class A Preferred Stock may cast in a general election of directors. The Vesta Board shall exercise all authority under applicable law to cause the Class A Director Nominees to be elected as directors of the Company.

                                    RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND

         For the last five years the consolidated ratio of earnings to combined  fixed charges and Preferred Stock dividend
                                                                                                       Quarter
                                                                                                       Ended
                                                                Year Ended December 31,                March 31,
                                                           1995    1996    1997    1998    1999         2000
         Earnings to Combined Fixed Charges(1)....         5.12    5.87    3.72  (6.62)(2) 2.53(3)      1.18

(1)      For purposes of these computations, earnings consist of earnings from continuing operations before taxes plus combined fixed charges. Combined Fixed Charges and Preferred Stock Dividend consist of interest on indebtedness plus deferreable capital security interest plus a portion of rental expense, which is deemed to be representative of the interest factor thereon, plus the preferred stock dividend.

(2)      Included in earnings for 1998 was a nonrecurring loss of $65.5 million before income taxes relating to the write-down of goodwill as disclosed in Note B to the Company's consolidated financial statements. If such write-down  had not occurred, the ratio of earnings to combined fixed charges would have been (3.80)

(3)      Included in earnings for 1999 was a nonrecurring gain of $19.8 million before income taxes relating to the sale of certain businesses as disclosed in Part 1 of the Company's Form 10-K and in Note R to the Company's consolidated financial statements. If such sales had not occurred, the ratio of earnings to combined fixed charges would have been 1.68.
SELLING STOCKHOLDER The shares offered hereby are owned by Birmingham Investment Group. The following table sets forth (i) the number and percent of shares offered hereby that Birmingham Investment Group beneficially owned prior to this offering; (ii) the number of shares that Birmingham Investment Group is offering for resale pursuant to this prospectus; and (iii) the number and percent of shares to be held by Birmingham Investment Group after the offering (assuming all of the shares offered hereby are sold).
                                                  Beneficial Ownership      Number of       Beneficial Ownership
                                                      Prior to               Shares          After the Offering
                                                      Offering               Offered
                                                                                                                                                             Number of     Percent of                  Number of     Percent of
       Name and Address         Title of         Shares        Class                       Shares         Class
                                 Class

Birmingham Investment Group
17 North 20th Street           Common Stock    5,900,000(2)      24%(1)    5,900,000(2)       -0-          -0-
Birmingham, Alabama 35203

Birmingham Investment Group    Series A        2,950,000(2)      100%      2,950,000(2)       -0-          -0-
17 North 20th Street           Convertible
Birmingham, Alabama 35203      Preferred Stock

(1)      5,900,000 shares of common stock are deemed to be beneficially owned by  Birmingham Investment Group, LLC, even though such shares are not actually outstanding.  These shares are deemed to be outstanding for the purpose of computing the Birmingham
         Investment Group's percentage ownership of common stock.

(2)       Birmingham Investment Group directly owns 2,950,000 shares of our Convertible Preferred Stock.  These shares of preferred stock may be converted into 5,900,000 shares of our common stock, subject to adjustment in certain events.  See, "Description of Preferred Stock."  The common stock being offered hereby will be issued only upon conversion of the preferred stock, in which case the converted preferred stock will no longer be offered hereby.

PLAN OF DISTRIBUTION

The 2,950,000 shares of our Series A Convertible Preferred Stock covered by this prospectus are held directly by Birmingham Investment Group, and it or any of its pledgees, assignees and successors -in -interest may, from time to time, sell any or all of their shares pursuant to this prospectus. There is no established trading market for this preferred stock, and any sales of such preferred stock will be made in privately negotiated transactions. Birmingham Investment Group may also sell shares of preferred stock under Rule 144 under the Securities Act, if available, rather than under this prospectus. The shares of common stock covered by this prospectus will only be issued upon conversion of the preferred stock covered by this prospectus. Subject to adjustment in certain events, the 2,950,000 shares of preferred stock held by Birmingham Investment Group may be converted into 5,900,00 shares of our common stock. In the event such preferred stock is converted into common stock, Birmingham Investment Group, and any of its pledgees, assignees and successors -in -interest may, from time to time, sell up to 5,900,000 of the shares of common stock issued upon such conversion on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. Birmingham Investment Group may use any one or more of the following methods when selling shares of common stock:
                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

                  an exchange distribution in accordance with the rules of the applicable exchange;

                  privately negotiated transactions;

                  broker-dealers may agree with  Birmingham Investment Group to sell a specified number of such shares at a stipulated price per share;

                  a combination of any such methods of sale; and

                  any other method permitted pursuant to applicable law.
Birmingham Investment Group may also sell shares of common stock issued upon conversion of the preferred stock under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker-dealers engaged by Birmingham Investment Group may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from Birmingham Investment Group (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Birmingham Investment Group does not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Birmingham Investment Group and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. We are required to pay all fees and expenses incident to the registration of the shares, including the fees and disbursements of counsel to the Birmingham Investment Group. We have also agreed to indemnify Birmingham Investment Group against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. VALIDITY OF SECURITIES The validity of the Common Stock offered hereby will be passed on by Balch and Bingham LLP of Birmingham, Alabama. Walter M. Beale, Jr., a director of the Company, is a partner with Balch and Bingham LLP. As of December 31, 1999, Mr. Beale was the beneficial owner of 39,499 shares of our common stock. EXPERTS The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K as of December 31, 1999 and for each of the two years in the two year period ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements and schedules of the Company as of December 31, 1997 and for the year then ended December 31, 1997, incorporated by reference herein and in the Registration Statement, have been incorporated by reference in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing. WHERE YOU CAN FIND MORE INFORMATION Vesta is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically at . 17 PART II INFORMATION NOT REQUIRED IN PROSPECTUS Item 14. Other Expenses of Issuance and Distribution The estimated expenses of issuance and distribution, other than underwriting discounts and commissions, to be borne by the Company are:

     Securities and Exchange Commission Registration Fee.......... $10,027.75
                                                                   ----------
     Fees and Expenses of Counsel................................   10,000.00
                                                                   -----------
     Fees of Accountants..........................................  15,000.00
                                                                   -----------
     Miscellaneous Expenses.......................................  1,000.00
                                                                   -----------
                  Total                                           $ 36,027.75
                                                                   ==========
Item 15. Indemnification of Directors and Offices The Company is a Delaware corporation. Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer or director in defending such action provided that the director or officer undertake to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

        A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where the officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys’ fees) which he actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of other rights to which an officer or director may be entitled under any corporation’s bylaws, agreement or otherwise.

        The Company’s Certificate of Incorporation provides that no officer or director of the Company will be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as an officer or director, except for liability (i) for any breach of the officer’s or director’s duty of loyalty to the Company or shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the officer or director received an improper personal benefit.

        The Company’s Bylaws provide that each director and officer of the Company, and each person serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, who was or is made a party to or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, will be indemnified and held harmless to the fullest extent authorized by Delaware law against all expense, liability and loss reasonably incurred by such indemnitee in such action, suit or proceeding. The Company’s Bylaws also provide that the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss.

        While the Company’s Certificate of Incorporation and Bylaws provide officers and directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, the Certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on an officer’s or a director’s breach of his or her duty of care.

Item 16. Exhibits An index to Exhibits attached to this registration statement appears at page II-6 hereof. Item 17. Undertakings (a) The Company hereby undertakes: (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement: (i) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement. (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. (b) The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this registration statement on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Birmingham, State of Alabama, on July 12, 2000.

                                                              VESTA INSURANCE GROUP, INC.

                                                              By       /s/ Norman W. Gayle,  III
                                                                -------------------------------------------------------
                                                                               Norman W. Gayle, III
                                                                        Its President  and
                                                                        Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors of Vesta Insurance Group, Inc., a Delaware corporation (“Company”) by his execution hereof or upon an identical counterpart hereof, does hereby constitute and appoint Norman W. Gayle III and Donald W. Thornton as his true and lawful attorney-in-fact and agent, for him and in his name, place and stead, to execute and sign any and all pre-effective and post-effective amendments to this Registration Statement and to file same, with all exhibits and schedules thereto and all other documents in connection therewith, with the Securities and Exchange Commission and with such state securities authorities as may be appropriate, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes of the undersigned might or could do in person, hereby ratifying and confirming all the acts of said attorneys-in-fact and agent or any of them which they may lawfully do in the premises or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 12, 2000.
                    SIGNATURE                                                                   TITLE

         /s/  Norman W. Gayle, III                          Chief Executive Officer (Principal Executive
--------------------------------------
              Norman W. Gayle, III                               Officer), Director

         /s/  James E. Tait                                 Chief Financial Officer(Principal Financial Officer),
-----------------------------------------------
              James E. Tait                                    Chairman of the Board of Directors

         /s/  William P. Cronin                             Controller (Principal Accounting Officer)
  ----------------------------------------
              William P. Cronin

        /s/   Robert B. D. Batlivala                        Director
----------------------------------------
              Robert B. D. Batlivala

        /s/   Walter M. Beale, Jr.                          Director
-------------------------------------------
              Walter M. Beale, Jr.

        /S/   Ehney A. Camp, III                            Director
------------------------------------
              Ehney A. Camp, III

        /s/   Clifford F. Palmer                            Director
----------------------------------------
              Clifford F. Palmer

 ____________________________                               Director
              Larry D. Striplin, Jr.

          /s/ James A. Taylor                               Director
--------------------------------------------

              James A. Taylor

          /s/  Stephen R. Windom                            Director
------------------------------------
              Stephen R. Windom
INDEX TO EXHIBITS
EXHIBIT NUMBER    DESCRIPTION OF EXHIBIT
--------------    ----------------------

4.1                        Indenture between the Company and Southtrust Bank of Alabama, National Association, dated as of July 19,
                           1995 (filed as an exhibit to the Company's Form 10-K for the year ended December 31, 1995, filed on March
                           28, 1996 and incorporated herein by reference (File No. 1-12338))

4.2                        Supplemental Indenture between the Company and Southtrust Bank of Alabama, National Association, dated July
                           19, 1995 (filed as an exhibit to the Company's Form 10-K for the year ended December 31, 1995, filed on
                           March 28, 1996 and incorporated herein by reference (File No. 1-12338))

4.3                        Indenture dated as of January 31, 1997, between the Company and First Union National Bank of North
                           Carolina, as trustee (filed as an exhibit to the Company's Form 10-Q for the quarter ended March 31, 1997, filed on May 13, 1997 and incorporated herein by reference (File No. 1-12338))

4.4                        Amended and Restated Declaration of Trust, dated as of January 31, 1997, of Vesta Capital Trust I (filed as an exhibit to the Company's Form 10-Q for the quarter ended March 31, 1997, filed on May 13, 1997 and incorporated herein by reference (File No. 1-12338)

4.5                        Capital Securities Guarantee Agreement, dated as of January 31, 1997, between the Company and First Union
                           National Bank of North Carolina, as trustee (filed as an exhibit to the Company's Form 10-Q for the quarter ended March 31, 1997, filed on May 13, 1997 and incorporated by reference (File No. 1-12338))

5                          Opinion of Balch and Bingham LLP as to legality of the shares to be issued by the Company

12                         Computation of Earnings to Combined Fixed Charges

23.1                       Consent of KPMG LLP

23.2                       Consent of PricewaterhouseCoopers LLP

24                         Powers of Attorney for Officers and Directors  (included in Signature page of this Registration Statement)

Exhibit 5

[Letterhead of Balch & Bingham LLP]

July 13, 2000

Vesta Insurance Group, Inc. 3760 River Run Drive Birmingham, Alabama 35243 Re: Registration Statement on Form S-3 Gentlemen: We are counsel to Vesta Insurance Group, Inc. ("Vesta") and have represented Vesta in connection with the preparation and filing of a Registration Statement on Form S-3 (the "Registration Statement") covering the resale to the public by certain stockholders of Vesta of 2,950,000 shares of Vesta's Series A Convertible Preferred Stock (the "Preferred Shares") and up to 5,900,000 shares of Vesta's common stock, $.01 par value into which the Preferred Shares may be converted (the "Conversion Shares"). We have reviewed (i) the Certificate of Designations filed by Vesta with the Secretary of State of the State of Delaware establishing the rights and preferences of the Preferred Shares (the "Certificate of Designations") and (ii) certain corporate proceedings taken by the Board of Directors of Vesta with respect to the authorization and issuance of the Preferred Shares and the reservation of the Conversion Shares. We have also examined and relied upon originals or copies, certified or otherwise authenticated to our satisfaction, of all corporate records, documents, agreements or other instruments of Vesta and have made all investigations of law and have discussed with Vesta's officers all questions of fact that we have deemed necessary or appropriate. Based upon and subject to the foregoing, we are of the opinion that the Preferred Shares are legally issued, fully paid and non-assessable, and that the Conversion Shares, when and if issued in accordance with the Certificate of Designations, will be legally issued, fully paid and non-assessable. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the statements with respect to our firm under the caption "Validity of Securities" in the prospectus contained therein. Very truly yours, /s/ Balch and Bingham LLP

   Exhibit 12<pre>

                                                                                                                         Three months
                                                                                                                            Ended
                                                                           Year Ended December 31,                         March 31,
                                                               1995           1996     1997           1998         1999      2000
                                                        --------------------------------------------------------------------------------------

Pre-tax income from continuing operations before
       Adjustment for deferred capital security interest $   22,711    $  50,578   $   59,717   $  (168,153) $    44,962     $4,155

Pre-tax deferred capital security interest                     --           --          7,815       8,525          8,525       2,131

Pre-tax income from continuing operations                   22,711        50,578       51,905      (176,678)      36,437       2,024

Fixed charges:

         Interest expense                                    5,273        10,059       10,859        14,054       13,215       3,403
         Deferred capital security interest                                             7,815         8,525        8,525       2,131
                  Appropriate portion (1/3) of rentals         235           333          400           600          700         175
                                                             -----------------------------------------------------------------------
         Total fixed charges                                 5,508        10,392       19,074        23,179       22,440       5,709
                                                             -----------------------------------------------------------------------

         Pre-tax income from continuing operations
                plus fixed charges                         $ 28,219     $ 60,970    $   70,976    $(153,499)    $ 58,877   $   7,733
                                                          ==========================================================================

Preferred stock dividend requirements                          --           --            --          --            563          563

Ration of pre-tax income to net income                         --           --            --          --            1.44        1.47
                                                         --------------------------------------------------------------------------

Preferred stock dividend factor                                --           --            --          --             808         828

Total Fixed charges                                          5,508        10,392        19,074       23,179       22,440       5,709
------------------

Combined fixed charges and preferred stock dividends $      5,508     $   10,392    $   19,074   $   23,179     $ 23,248       6,537
                                                        ============================================================================

Ratio of earnings to combined fixed charges and
     Preferred stock dividends(1)                             5.12          5.87          3.72       (6.62)(2)     2.53(3)      1.18
                                                        ============================================================================
(1) For the purposes of these computations, earnings consist of earnings from continuing operations before taxes, plus combined fixed charges. Combined fixed charges and preferred stock dividends consist of interest on indebtedness, plus deferred capital security interest, plus a portion of rental expense which is deemed to be representative of the interest factor thereon, plus the preferred stock dividend. (2) Included in earnings for 1998 was a nonrecurring loss of $65.5 million before income taxes relating to the write-down of goodwill as disclosed in Note B to the Company's consolidated financial statements. If such write-down had not occurred, the ratio of earnings to combined fixed charges would have been (3.80). (3) Included in earnings for 1999 was a nonrecurring gain of $19.8 million before income taxes relating to the sale of certain businesses as disclosed in the Company's form 10-K and in Note R to the Company's consolidated financial statements. If such sales had not occurred, the combined fixed ratio of earnings to charges would have been 1.68.

Exhibit 23.1

Independent Accountants’ Consent

The Board of Directors and Stockholders Vesta Insurance Group, Inc. Birmingham, Alabama:

We consent to the use of our report incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Birmingham, AlabamaJuly
13, 2000

Exhibit 23.2

Consent of Independent Accountants

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 12, 2000 relating to the financial statements and financial statement schedules, which appears in the Vesta Insurance Group, Inc.‘s Annual Report on Form 10-K for the year ended December 31, 1999. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP July 13, 2000